UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May  2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing 'AGM Statement'

1 May 2009

PEARSON: AGM AND INTERIM MANAGEMENT STATEMENT

Pearson is today providing an Interim Management Statement covering the first three months of 2009, ahead of its Annual General Meeting.

As a result of the seasonal phasing of our education business, the first quarter is a relatively light trading period for Pearson. We generated £1bn of revenues in the first quarter against £800m in 2008, an increase of 26% in headline terms and 1% at constant currencies.

At this early stage, we are trading in line with the expectations set out in our full-year results announcement on March 2. For 2009 as a whole, we expect tough market conditions for US School publishing, financial advertising and the consumer books industry. We also expect continued growth in our testing, Higher Education and International Education businesses and in our content and subscription-based revenues at the FT Group. As a result, we continue to expect to achieve full-year adjusted earnings at or above the 2008 level of 57.7p per share, based on current exchange rates and market conditions.

Marjorie Scardino, chief executive said:

"The economic environment makes us cautious about this year, but we're encouraged by the start we've made. It indicates that Pearson can continue to perform well, even as some of our businesses face tough market conditions. Our focus is on trading well again this year, while still investing in our long-term growth opportunities in digital businesses and emerging markets."

In Education, we have made a good start to the year. In North American Education we continue to see challenging markets for US School publishing due to state budget shortfalls, but we are encouraged by the performance of our integrated print-and-digital basal programmes. Our testing business continues to produce steady growth, benefiting from market share gains, our solid base of long-term contracts and our strong position across state, national and clinical assessment. The good trading momentum of our Higher Education business has also continued into 2009, supported by our digital and customised learning programmes.

The American Recovery and Reinvestment Act provides approximately $100bn of additional federal funding for education, with the first tranche of $44 billion distributed to states in April. The potential impact of this new money on our markets remains uncertain, but we believe that over the next two years it will help to stabilize state funds and stimulate innovation in education.

In International Education we continue to see steady growth, as expected, with demand for our education services in school, higher education, vocational and assessment markets remaining resilient. First-quarter highlights include the UK (growth in qualifications registrations), South Africa (higher education and vocational publishing) and Latin America (higher education and English Language Teaching).

On 15 April, we announced the acquisition of Wall Street English, China's leading provider of premium English language training to adults, for $145m. The combination of Longman Schools and Wall Street English gives Pearson a leading position in the English language teaching market in China, serving students from elementary school to professional levels.

At the Financial Times Group, we continue to see good growth in content, subscription and digital revenues despite the very tough conditions in financial markets. Advertising has weakened in the first quarter, as expected, and visibility is poor. Advertising accounted for 16% of FT Group revenues in the first quarter and 3% of total Pearson revenues. On 23 April, Interactive Data reported first quarter non-GAAP organic revenue and profit growth of 8.4% and 13.0% respectively, with continued high renewal rates and healthy new business momentum. It continues to expect organic revenue and operating profit growth in the middle single digits per cent range for the year as a whole.

At Penguin, we continue to see challenging trading conditions for book publishers and booksellers. Demand for new fiction and non-fiction is generally good and growth in digital formats is very strong, but illustrated reference and travel categories are weak. We expect Penguin to produce a good competitive performance once again, with a strong publishing schedule in the second half of the year that includes new books from Jamie Oliver, Eoin Colfer, Nick Hornby, David Plouffe, Nora Roberts, Clive Cussler & Justin Scott, Steven Levitt & Stephen Dubner and Greg Mortenson.

At the end of 2008, Pearson's net debt was £1,460m, giving a net debt/EBITDA ratio of 1.7x and interest cover of 8.7x. Our net debt increased during the first quarter as a result of the normal seasonal build-up of working capital ahead of our key selling periods in education. On 26 March, Pearson completed a £300m bond issue, further strengthening our liquidity profile and extending our debt maturity.

At our AGM today, we are proposing a final dividend of 22p per share giving a total dividend for 2008 of 33.8p, up 7% from the previous year.

Pearson generates approximately 60% of its sales in the US, and each five cent change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) would have an impact of approximately 1p on adjusted earnings per share. The average rate during the first quarter of 2009 was £1:$1.42 (£1:$1.96 in the first quarter of 2008) and the closing rate at the end of March was £1:$1.44.

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE at 12 noon.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith     + 44 (0) 20 7010 2310

Forward looking statements

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   01 May, 2009

By:   /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary